Exhibit 99.3

February 13, 2015

John Harris

Chairman of the Board of Directors

Sizmek Inc.

401 Park Avenue South, 5th Floor

New York, New York 10016

Dear John:

Reference is made to that certain agreement by and between the Meruelo Stockholders and Digital Generation, Inc., the predecessor of Sizmek Inc. (the “Company”), dated as of October 3, 2013 (the “Agreement”).  Terms not defined herein shall have the meanings given to them in the Agreement.

Please note that pursuant to the Agreement, the Company is required to hold the 2015 Annual Meeting by no later than May 30, 2015.

I am writing this letter to propose that in exchange for allowing the 2015 Annual Meeting to be held by no later than December 15, 2015, that the Board and the Company take the following actions:

•                                          That in order to comply with the By-laws of the Company with respect to mandatory retirement of board members, that the Board request and require that Mr. Cecil H. Moore resign from the Board effective as of March 31, 2015.

•                                          That the Board and the management of the Company identify three subject matter experts to replace Mr. Cecil H. Moore on the Board as soon as possible but no later than twenty (20) days from the date set forth above.

•                                          That the Meruelo Stockholders be allowed to select the replacement board member from such selected group, which such new board member joining the Board effective April 1, 2015.

•                                          That the Company’s announced buyback program be increased from $15 million to $30 million, that such buyback be completed within 12 months of the buyback’s commencement, and that such buyback be without limitations as to amounts that may be bought back in any given month.

As the Company’s largest shareholder, I strongly believe that the following actions are in the best interest of the Company and its shareholders.

I hope that the following is acceptable to the Board.  I look forward to hearing from you.

Sincerely,

/s/ Alex Meruelo
Alex Meruelo